

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

April 26, 2010

Dr. Jack Gregory
Chief Executive Officer and Director
Premier Holding Corp.
4705 West Addisyn Court
Visalia, California 93291

> **Re:** **Premier Holding Corp.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed April 1, 2010**
> **Form 10-Q for period ended September 30, 2009**
> **Filed April 1, 2010**
> **Amendment No. 1 to Form 10-K for period ended December 31, 2009**
> **Filed April 6, 2010**
> **File No. 000-53824**

Dear Dr. Gregory:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form 10-12G filed April 1, 2010

1.   We note your response to prior comment 2. Because your affiliates have not yet satisfied their filing obligations pursuant to Section 16 of the Exchange Act, we reissue that comment. Also reconcile your response that there is only one affiliate with your disclosure on page 9 that you have two directors, Dr. and Mrs. Gregory, and a holder of more than 10% of your outstanding shares of common stock.

2.   We note the additional correspondence submitted in response to prior comment 3; however, these representations should be provided by the registrant itself and not by the principal executive officer in his individual capacity. Therefore, we reissue prior comment 3.

3.   Your response to prior comment 4 indicates that the "minutes are included herewith," but we have not yet received those minutes. Therefore, we reissue prior comment 4.

Business, page 4

4.   We note your revisions added in response to prior comments 9 and 24:

- You should not imply that the staff comment process involved you having received or "cleared" comments from the Commission itself. You should also not imply that the Commission has reviewed your document. Please revise;

- Expand to clarify the nature of the "oral indications" you mention in your response letter and in the disclosure. For example, what are the terms of the financing arrangement for the funding that Dr. Gregory has promised to provide?; and

- Please note that even unwritten agreement may be required as exhibits pursuant to Regulation S-K Item 601(b)(10). Refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Industry, page 4

5.   We reissue prior comment 11 because although your response says that the "documents are included herewith," we have not yet received those materials.

Item 1.A. Risk Factors, page 5

6.   Please expand your response to prior comment 8 to tell us how you have addressed the issue cited in prior comment 26 with respect to your future filings. Also add any appropriate risk factor disclosure relating to your controls and procedures.

Item 2. Financial Information, page 8

Plan of Operations, page 8

7.   Please expand your revisions in response to prior comment 14 to clarify how the
        facilities you intend to rent are adequate for your needs. For example, clarify the
        number of units contained in the "one container of caskets" you intend to
        purchase and how your storage space will accommodate the units you purchase.
        Given the reference on page 9 of your Form 10-K to 54 units in each container, it
        is unclear how the facility you mention will be adequate for your needs.

Item 6. Executive Compensation, page 10

8.   Please expand your revisions added in response to prior comment 18 to disclose
        all assumptions made in the valuation of the securities you mention, as required
        by Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi).

Item 11. Description of Securities to be Registered, page 13

9.   We note from your response to prior comments 5 and 6 that the meeting described
        in the preliminary proxy statement filed August 12, 2008 never occurred. If so,
        the please tell us how you were able to amend your certificate to effect the reverse
        split and name change mentioned on page 21.

Item 15. Financial Statements and Exhibits, page 15

10.   We note your revisions in response to prior comment 22. However, the exhibits
        listed here do not match the exhibits you have filed. As one example, you have
        not yet filed an Exhibit 6.1. You have also not filed a complete copy of Exhibit
        3.1, as required by Regulation S-K Item 601(b)(3). Therefore, we reissue prior
        comment 22.

11.   Please tell us why you deleted Exhibit 3.4 from your exhibit list.

Report of Independent Registered Public Accounting Firm, page 16

12.   We note your response to prior comment 25 and the revisions made to your
        independent auditor's report. However, the first paragraph of the revised report
        does not include the December 31, 2007 balance sheet as one of the financial
        statements that was audited. Please amend the filing to have your independent
        auditor revise its audit report to cover the balance sheet dated December 31, 2007.

13.   We note your response to our prior comment 47 of our letter dated January 10,
        2010 where you indicated that January 1, 2006 is date on which you re-entered

the development stage. However, we see that the independent auditor's report refers to January 1, 2007 as the beginning of the inception to date period and that you present your Statement of Stockholders' Equity from December 31, 2006. In addition, while the cumulative statement of operations indicates that it is presented for the period January 1, 2006 to December 31, 2008, we note that each caption appears to equal to the sum of the fiscal 2008 and fiscal 2007 amounts presented.

- Please amend your Form 10 and your Form 10-K to consistently disclose the correct date on which you re-entered the development stage. Revise all sections of the documents that refer to your re-entry into the development stage.

- In addition, tell us what you mean by the statement in Note 1 that "the company was considered dormant <u>since</u> November 1, 2006." To the extent you intended to state that the company was considered dormant <u>until</u> November 1, 2006, tell us how a January 1, 2006 date for re-entering the development stage would be appropriate since it does not appear possible that a company could be in the development stage and be dormant at the same time. In addition, please revise the disclosure to clarify the date until which the company was dormant.

- Further, we note the discussion on page 3 of the filing disclosing the appointment of Jeffrey Volpe as the sole officer and director of the Company on May 9, 2007 and later, on May 18, 2007, the appointment of Dr. Jack Gregory as Chief Executive Officer and Director and Jasmine Gregory as Secretary/Treasurer and Director. Please describe to us in detail any business or organizational activities that took place from January 1, 2006 through May 18, 2007 that would demonstrate that the company had re-entered the development stage as defined by FASB ASC Topics 915-205-45-1 and 915-225-45-1 (previously paragraphs 8 and 9 and footnote 7 to paragraph 11.b of SFAS 7). Explain why May 2007 would not represent the re-activation of the dormant company and, therefore, its earliest possible re-entry into the development stage.

14. Please have your independent auditor revise the second and third paragraphs of its auditor report to fully comply with paragraph 8 of AU Section 508.

Statements of Cash Flows, page 19

15. We see that you have revised the Statements of Cash Flows for the year ended December 31, 2008 to include the loss on sale of investments, and the cash flows from the purchase of and proceeds of the sale of investments. However, we note that the statement is not mathematically accurate. Please revise accordingly.

Additionally, the column presenting the period from inception to date is improperly labeled "December 31, 2008." Please revise to correctly label this column with the correct inception to date period.

Financial Statements period ended September 30, 2009 (unaudited), page 26

Statement of Stockholders' Equity, page 28

16. Please revise the Statement of Stockholders' Equity to remove the line item "Net loss for the three months ended March 31, 2009." Please also apply this comment to any amendments to your Form 10-Q for the quarterly period ended September 30, 2009.

Quarterly report on Form 10-Q for the period ended September 30, 2009

Item 4: Controls and Procedures, page 16

17. We note your statement that "based upon the required evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of September 30, 2009, sufficient procedures over financial reporting existed which management believes is effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms." It does not appear that your certifying officers have reached a conclusion regarding the effectiveness of your <u>disclosure controls and procedures</u>. Please amend your filing to include a clear and definite statement disclosing whether your management, including your principle executive and principle financial officer, concluded that your <u>disclosure controls and procedures</u> were effective or were not effective as of September 30, 2009. Please refer to Item 307 of Regulation S-K.

Item 6: Exhibits, page 19

18. We note that Jasmine Gregory signed Exhibits 31.2 and 32.2 to this filing and to your annual report on Form 10-K, as amended, as your chief financial officer. Please tell us when she was appointed to that position and why her position is not currently reflected in your registration statement on Form 10.

Signatures, page 20

19. Your filing does not include the signature of the registrant. Please amend to include that signature. Furthermore, to the extent that Jasmine Gregory serves as your principal financial officer or principal accounting officer as indicated by the

certifications she signed, her signature must also be included. Refer to General Instruction G to Form 10-Q.

Amendment No. 1 to Form 10-K for period ended December 31, 2009 filed April 6, 2010

20.   Please amend your filing to include the disclosures required by Items 405 and 406 of Regulation S-K. Refer to Item 10 of Form 10-K.

Item 9 A. Controls and Procedures, page 11

21.   As discussed in SEC Release No. 33-9072, you are only required to comply with Item 9A(T) of Form 10-K and should provide the information called for by Item 307 and, to the extent applicable, Item 308T of Regulation S-K. Please eliminate this section heading and revise the document to present the required information under Item 9A(T). Also, eliminate all duplicative disclosure.

22.   Further, we note that you disclosed your management's conclusion on the effectiveness of your "system of controls and procedures," rather than on your "disclosure controls and procedures" as required by Item 307 of Regulation S-K. Please amend the filing to disclose your management's conclusion on the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

23.   Also, the language that is currently included after the word effective in your disclosure appears to be superfluous, since the meaning of disclosure controls and procedures is established by Rule 13a-15(e) of the Exchange Act. In the amended Form 10-K, please remove the language or revise the disclosure so that the language that appears after the word effective is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e). This comment also applies to your Form 10-Q for the quarterly period ended September 30, 2009.

24.   Your current disclosure incorrectly refers to your management having performed its evaluation of controls and procedures as of December 31, 2008 instead of as of December 31, 2009. If true, please amend the filing to correctly disclose that your management performed its evaluation of controls and procedures as of December 31, 2009. Otherwise, advise us.

Item 9 A(T) Controls and Procedures, page 11

25.   From the various references to internal control over financial reporting included in this section, it appears that you intended to provide the disclosures required by

Item 308T of Regulation S-K. However, the disclosure appears to be confusingly comingled with the disclosures required by Item 307 of Regulation S-K relating to disclosure controls and procedures. In addition, you have not provided all the information required to be provided in management's annual report on internal control over financial reporting as outlined in Item 308T(a) of Regulation S-K, including whether your management performed an assessment of your internal control over financial reporting, the date of the assessment, the framework used by management to perform the assessment, and a clear and definite statement disclosing management's conclusion as to whether your internal control over financial reporting was effective or was not effective as of December 31, 2009.

- Please tell us whether your management performed an assessment of your internal controls over financial reporting at December 31, 2009.

- If so, please note that the requirement of Item 308T of Regulation S-K is separate from the requirement of Item 307 of Regulation S-K. Item 307 of Regulation S-K requires you to disclose the conclusion of your principle executive and principle financial officers regarding the effectiveness of your disclosure controls and procedures, while Item 308T of Regulation S-K requires management's annual report on internal control over financial reporting that includes management's assessment of the effectiveness of the registrant's internal control over financial reporting as of the end of your most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective. To the extent you performed an assessment, please amend your filing to provide the disclosures required by Item 308T(a)(3) of Regulation S-K and revise the certifications provided by your certifying officers in the amended 10-K to include the language relating to internal control over financial reporting in paragraphs 4 and 4(b).

26.   In addition, we note that your management considered certain matters deemed by your independent auditors to constitute a material weakness in your internal control over financial reporting.

- Please note that as disclosed in Item 308T(a)(4), your management is not permitted to conclude that your internal controls over financial reporting is effective when one or more material weaknesses exist.

- Revise the section to clearly describe the material weaknesses identified by your management, including when they were first identified and the fiscal periods during which they existed, and explain the steps taken, if any, to remediate the weaknesses.

- Tell us how your management considered the material weaknesses in concluding that your disclosure controls and procedures were effective at December 31, 2009.

27.   Please amend this filing and your Form 10-Q for the period ended September 30, 2009, to include the disclosures required by Item 308T(b) of Regulation S-K relating to the changes in internal control over financial reporting that occurred during the last fiscal quarter.

Signatures, page 29

28.   Please amend your filing to include the signatures of your (1) principal executive officer; (2) principal financial officer; (3) controller or principal accounting officer; and (4) a majority of your board of directors. We note these signatures were not provided in the initial Form 10-K filed on March 31, 2010. Refer to General Instruction D of Form 10-K.

Exhibit 31.1 and 31.2

29.   We note that you replaced the word "registrant" with "small business issuer" in paragraphs 3, 4, 4(a), 4(c), 4(d), 5, 5(a) and 5(b) of the Section 302 certifications. We also note that the certification filed for your Chief Financial Officer is dated March 25, 2009, a date that precedes the December 31 2009 year-end. In the amended 10-K please include currently dated and signed certifications in the exact form set forth in Item 601(b)(31) of Regulation S-K. This comment also applies to your Form 10-Q for the fiscal quarter ended September 30, 2009.

Exhibit 32.1 and 32.2.

30.   We note the certification furnished pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code and Item 601(b)(32) of Regulation S-K for your Chief Executive Officer refers to the "Quarterly Report on Form 10-K" and "the Form 10-K for the period ended December 31, 2010." Additionally, the certifications for both your Chief Executive Office and Chief Financial Officer are dated March 25, 2009, a date that precedes the December 31 2009 year-end. In the amended Form10-K please include corrected and currently dated certifications.

* * * * * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kevin Kuhar at (202) 551-3662 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey D. Kruczek at (202) 551-3641 or me at (202) 551- 3625 with any other questions.

Sincerely,

Mary Beth Breslin
Senior Attorney

cc (via fax):   Kenneth G. Eade, Esq.